MAR 2 9 2005

05040216



SECU ... SSION

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RECEIVED MAR 0 1 2005

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53184

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Colonial Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Commerce Street, 7th Floor
(No. and Street)

Montgomery (City) AL (State) 36104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beth Johnson 334-240-5155
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

One Commerce St., 7th Floor (Address) Montgomery (City), AL (State) 36104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Beth Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Colonial Brokerage, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Beth Johnson
Signature

FINOP
Title

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: May 8, 2005
BONDED THRU NOTARY PUBLIC UNDERWRITERS

Annette Lynn Henderson
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
1901 6th Ave. N., Suite 1600
Birmingham AL 35203
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Auditors

To the Board of Directors
Colonial Brokerage, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Colonial Brokerage, Inc. (the Company) at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2005

Colonial Brokerage, Inc.
(Wholly owned subsidiary of The Colonial BancGroup, Inc.)
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 351,870
Commissions receivable from brokers	269,603
Deposit with clearing broker	50,000
	$ 671,473
Liabilities and Stockholder's Equity	
Commitments and contingencies (Note 7)	
Stockholder's equity	
Common stock, $.01 par value; 1,000 shares authorized, issued and outstanding	$ 10
Additional paid-in capital	829,990
Accumulated deficit	(158,527)
	671,473
	$ 671,473

The accompanying notes are an integral part of these financial statements

1. Organization and Nature of Business

Colonial Brokerage, Inc. (the Company) was incorporated under the laws of the state of Delaware during 2000. The Company was approved as a Member of the National Association of Securities Dealers, Inc. during 2001 and commenced business as a broker-dealer during 2002. The Company's operations consist of brokerage services whereby it acts as agent or riskless principal (on a "fully disclosed basis") for securities transactions placed by customers of the Company. The Company is a wholly owned subsidiary of The Colonial BancGroup, Inc. (BancGroup). The Company's customers may or may not be customers of the other subsidiaries directly or indirectly owned by BancGroup.

The Company has a clearing agreement with a broker-dealer who is authorized to carry customer accounts. The clearing broker clears transactions for the Company's customers and carries the accounts of those customers on a fully disclosed basis. The Company is not authorized to carry customers' accounts and does not hold customers' funds or securities in connection with such transactions.

2. Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash Equivalents

The Company considers all instruments purchased with an original maturity of three months or less to be cash equivalents.

Commissions

Commissions are recorded as revenue on a trade date basis in accordance with the contractual agreement with the clearing broker.

Sales Commissions

Sales commissions from transactions with the clearing broker are recorded as expense on a trade date basis.

3. Receivable from Brokers

Amounts receivable from brokers of $269,603 primarily represent amounts due for commissions earned on customer transactions, net of clearance and service contract costs. These amounts arise through normal business operations and are current in nature.

The Company has entered into an agreement with a third party broker-dealer whereby the broker acts as the Company's clearing broker. The clearing broker executes the Company's customer transactions, extends margin credit to the Company's customers secured by the customers' securities, clears transactions and acts as custodian. The Company earns commissions as an introducing broker for the transactions of the customers. The clearing broker pays the Company a

fee earned on customer margin balances, and charges the Company for brokerage, clearance, exchange fees and other service contract costs. The Company uses the clearing broker's systems to support daily operations.

As discussed in Note 7, the clearing broker can charge the Company for customer transaction failures; furthermore, such right has no maximum amount and applies to all trades executed on the Company's behalf. The Company believes there is no maximum amount assignable to this obligation over the term of the guarantee. At December 31, 2004, the Company has determined that no liability is required with regard to this obligation. During 2004, payments made to the clearing broker related to this obligation were not significant. The clearing broker monitors margin levels on a daily basis for compliance with regulatory guidelines.

4. Related Parties

During 2004, BancGroup made a capital contribution of $650,000 to the Company.

Sales commissions paid to employees of BancGroup totaled $2,188,585 for the year ended December 31, 2004.

BancGroup provides certain services based upon the Master Services Agreement with the Company. These services are reimbursed by the Company to BancGroup. The Company paid management fees of $231,960 to BancGroup during 2004. These fees were for administrative services provided to the Company by BancGroup.

5. Income Taxes

The Company files a consolidated income tax return with BancGroup and certain affiliates, and accounts for income taxes using the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), *Accounting for Income Taxes*. Under a tax allocation arrangement, BancGroup allocates current and deferred taxes by applying SFAS 109 to each member of the group as if it were a separate taxpayer and reimburses each member for use of losses in a consolidated return. Income tax benefit was allocated by BancGroup to the Company for 2004 at 35%, due to the de minimus amount of permanent differences. There were no temporary differences at the statement of financial condition date and, therefore, no resulting deferred tax assets or liabilities.

6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had computed net capital of $669,169, which was $619,169 in excess of its required net capital of $50,000. Due to the fact that the Company had no indebtedness at December 31, 2004, the Company's aggregate indebtedness to net capital ratio was 0.0%.

The Company has claimed exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(1).

7. Commitments and Contingencies

The Company, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. On the basis of information furnished by legal counsel and others, management believes no matters are pending that will have a material adverse effect on the financial position or results of operations of the Company.

The Company clears its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has recorded no liabilities with regard to the right. During 2004, payments made to the clearing broker related to these guarantees were not significant.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

Concentration of Credit Risk

The Company is engaged in various brokerage activities in which counterparties may include broker-dealers, insurance companies, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk to its commission income receivables. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. Liabilities Subordinated to Claims of General Creditors

The Company had no borrowings under subordination agreements at December 31, 2004.